Form C

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Cover Page

Name of issuer:

MAF Hospitality Holdings, LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

PA

Date of organization:

3/6/2025

Physical address of issuer:

340 Old U.S. 22
Kutztown, PA 19530

Website of issuer:

https://mafhospitality.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

Target number of securities to be offered:

100,000

Price:

$0.50

Method for determining price:

Dividing pre-money valuation $40,000,000.00 by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,200,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

62

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$12,853,359.00	$11,888,311.00
Cash & Cash Equivalents:	$401,904.00	$314,662.00
Accounts Receivable:	$16,296.00	$0.00
Current Liabilities:	$3,846,890.00	$2,803,904.00
Non-Current Liabilities:	$10,344,533.00	$9,218,106.00
Revenues/Sales:	$9,252,725.00	$9,638,409.00
Cost of Goods Sold:	$5,344,021.00	$5,901,753.00
Taxes Paid:	$0.00	$0.00
Net Income:	($760,929.00)	($977,803.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

MAF Hospitality Holdings, LLC

COMPANY ELIGIBILITY

2. [x] Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

- [ ] Yes
- [x] No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined

Marco Folino	CEO	MAF Hospitality Holdings	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Marco Folino	Co-Founder & CEO	2015
Andrea Lyn Folino	Co-Founder & CCO	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
MAF Companies, Inc. (51% owned by Marco Folino, 49% owned by Andrea Folino)	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Staffing and Talent Acquisition: Maintaining high-quality service and guest experience depends on recruiting, training, and retaining skilled staff. Labor shortages, rising wage costs, or high turnover could disrupt operations or diminish our brand reputation.

> Competition: The hospitality and wine industries are highly competitive, with established brands and new entrants vying for market share. Failure to differentiate our offerings or respond to evolving consumer preferences could affect our growth and profitability.

> Real Estate Development Risks: Development, construction and operation of additional locations and expansion of existing operations are subject to laws, regulations and ordinances that may adversely impact the Company's plans, timeline, costs, or financial condition. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, construction, water, sewer, and other required governmental approvals, certifications, permits and authorizations.

> Investment Illiquidity: Investments in the Company are illiquid. Transfers are prohibited or limited. There is no guarantee of a future public offering or liquidity event, and investors may not be able to sell or redeem their units for an extended period.

> Dependence on Key Individuals: The business is led by Marco and Andrea Folino and a small executive team. Loss of key personnel, or inability to attract experienced leaders as we scale, could disrupt strategic direction and execution. Since future success depends on the efforts of a small management team, the loss of services of the members of our management team may have an adverse effect on the company. There can be no assurance that we will be able to attract and retain new talent required to successfully grow our business.

> Uninsured Losses: The Company and/or or its projects may be subject to uninsured or underinsured losses that could have a material adverse effect on the Company.

> Customer Experience and Reputation: Negative reviews, service lapses, or public relations issues—whether justified or not—can quickly impact customer trust and revenue, especially given the importance of word-of-mouth and online reputation in hospitality.

> COVID-19 and Public Health Events: Pandemics or public health emergencies can result in forced closures, reduced traffic, and increased costs for safety and compliance—risks that remain relevant for hospitality businesses.

> Seasonality and Economic Cycles: Our business is subject to seasonal fluctuations—hospitality, wine, and event revenues can be lower in off-peak months. Broader economic downturns, inflation, or recessions can reduce discretionary spending on travel, dining, and luxury experiences, directly impacting our sales and profitability.

> Location Risks: The success of new locations depends on site selection, local demand, and community acceptance. Underperforming locations or adverse changes in neighborhood dynamics could lead to financial losses or require closure.

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

personnel we require to successfully grow our business.

Supply Chain Disruptions: Delays or shortages in critical supplies—such as bottles, packaging, or restaurant ingredients—could impact our ability to deliver products and services, especially during periods of high demand or global supply chain instability.

Regulatory and Licensing Risks: Alcohol production and sales are highly regulated. Changes in federal, state, or local laws (such as licensing, distribution, or zoning) could restrict operations, increase compliance costs, or limit our ability to expand into new markets.

Agricultural and Production Risks: Wine production depends on agricultural factors such as weather, pests, and disease. Poor harvests, climate change, or vineyard disease could reduce grape yields or quality, impacting wine production and sales.

Uncertainty in Capital Markets: Future fundraising rounds may not be successful, or may occur at less favorable terms, especially if market conditions change or projected growth is not achieved. This could limit our ability to execute on planned initiatives.

Legal and Compliance Risks: We are subject to a range of legal risks, including potential for litigation related to guest safety, employment practices, or intellectual property, as well as government investigations or audits. Such legal proceedings and investigations could result in financial losses or reputational harm.

Capital-Intensive Expansion: Our growth strategy involves significant capital expenditures for new locations, facility upgrades, and the development of a resort and spa. Construction delays, cost overruns, or difficulties in securing additional financing could slow expansion or impact returns.

Environmental Risks: Environmental problems may be present and undetected, or may arise. Resolving them to the satisfaction of governmental authorities or applicable government standards may not be possibly or may be costly.

Execution Risks: Rapid expansion increases complexity. Failure to effectively integrate new locations, maintain service standards, or manage operational growth could negatively impact brand reputation and financial performance.

No guarantee or representation is made that the Company will achieve its investment or stated business performance objectives. There is no assurance that the Company will be able to operate profitably or that investors will receive the return of their capital.
There are substantial risks of investing in the Company that prospective Investors should consider carefully, some of which are described below. The risks below are not intended to describe every potential risk of investing in the Company, and potential Investors should make their own evaluation of the risk of investing in the Company. Before you make a decision to invest in the Company, you are encouraged to consult with your own financial, legal, tax and other advisors about the risks of investing in the Company.
An investment in the Company entails a high degree of risk and is suitable only for sophisticated individuals capable of bearing the potential risk of a loss of their entire investment in the Company. Various risk factors which prospective Investors should carefully consider, include the following:

MAF Hospitality's business model depends entirely on discretionary consumer spending for premium hospitality experiences, including wine purchases, fine dining, boutique accommodations, and event hosting. During economic downturns, recessions, or periods of reduced consumer confidence, potential customers typically reduce spending on non-essential luxury experiences such as winery visits, upscale dining, and boutique hotel stays. A significant or prolonged reduction in consumer discretionary spending could materially adversely affect our revenue across all business lines. Additionally, changes in consumer preferences away from wine consumption, Italian cuisine, or experiential hospitality could negatively impact our business. Our multi-property model means that economic pressures affecting one segment of our business may simultaneously affect our other operations, concentrating our exposure to macroeconomic conditions.

MAF Hospitality is a family-owned business that depends heavily on the continued active involvement, expertise, and vision of its founding family members and key management personnel. The loss of services of one or more key individuals, whether through death, disability, retirement, or departure, could have a material adverse effect on our business operations, strategic direction, and ability to execute our growth plans. The hospitality industry requires specialized expertise in areas including winery operations, culinary management, hotel operations, and guest experience design. While we employ a team of personnel, the creative vision, operational knowledge, and industry relationships held by our key personnel may be difficult or impossible to replace. We do not maintain key person life insurance on our executives. Additionally, as we pursue our expansion plans, we will need to recruit and retain additional senior management talent, and there can be no assurance that we will be successful in attracting qualified individuals or that new hires will integrate effectively with our existing family-oriented culture and operations.

Our use of proceeds includes ambitious expansion initiatives across multiple business lines, including opening new Vintner's Table restaurant locations, expanding the Andrea Folino Boutique retail brand, and developing a large-scale Tuscan-themed village and resort at Folino Estate. Managing simultaneous expansion across multiple properties and business concepts presents significant operational, financial, and execution risks. We may encounter difficulties in site selection, construction delays, cost overruns, permitting challenges, or market conditions that differ from our expectations. Each new location requires substantial capital investment before generating revenue, and there is no assurance that new properties will achieve profitability or replicate the success of our existing operations. Expansion into new geographic markets may present unfamiliar competitive dynamics, regulatory environments, and customer preferences. Our management team will be required to oversee multiple concurrent projects while maintaining quality and consistency across our existing operations, which could strain our resources and attention. If our expansion initiatives do not perform as anticipated, we may be unable to service debt obligations, meet operational expenses, or achieve the growth necessary to justify the capital invested.

MAF Hospitality operates a complex portfolio of distinct but interconnected businesses, including winery production and sales, fine dining restaurant operations, boutique hotel accommodations, retail operations, and event hosting. Each business line has unique operational requirements, regulatory obligations, supply chains, staffing needs, and customer expectations. Managing this operational complexity requires sophisticated systems, experienced personnel across multiple disciplines, and effective coordination between business units. Failure in one area of our operations could negatively impact other aspects of our business and damage our overall brand reputation. For example, quality issues in wine production could affect restaurant operations, or service failures at our inn could discourage winery visits. The integration of multiple hospitality concepts, while potentially creating synergies, also creates dependencies and concentrates risk. If we are unable to effectively manage the operational complexity of our multi-concept portfolio, our business, financial condition, and results of operations could be materially adversely affected.

The hospitality and wine industries are highly competitive, with numerous established competitors possessing greater financial resources, brand recognition, operational scale, and market presence than MAF Hospitality. We face competition from other wineries, restaurants, hotels, event venues, and integrated hospitality destinations, as well as from alternative leisure and entertainment options. Many of our competitors have longer operating histories, larger customer bases, more extensive marketing budgets, and greater ability to withstand economic downturns or operational challenges. The wine industry in particular faces competition from both domestic and international producers, with consumer preferences influenced by factors including price, quality, brand reputation, and marketing. In the

restaurant and hospitality sectors, we compete for customers based on location, ambiance, service quality, menu offerings, and price point. New competitors may enter our markets, and existing competitors may expand their offerings or reduce prices. If we are unable to compete effectively, we may experience reduced occupancy rates, lower wine sales, decreased restaurant traffic, reduced pricing power, and loss of market share, any of which could materially adversely affect our business and financial results.

Our business is subject to seasonal fluctuations typical of wine country hospitality operations. Demand for winery visits, outdoor dining, and leisure travel typically varies significantly by season, with peak periods during warmer months and around holidays, and slower periods during winter months and inclement weather. Seasonal variations affect our revenue, cash flow, and profitability, requiring us to manage staffing levels, inventory, and working capital to accommodate these fluctuations. Adverse weather conditions, including excessive rain, extreme temperatures, or severe storms, can negatively impact grape harvests, reduce visitor traffic, and disrupt operations. Our planned Tuscan-themed village and resort development may be particularly susceptible to weather-related impacts on construction timelines and guest visitation patterns. Additionally, climate change and shifting weather patterns could affect growing conditions for our vineyards and alter seasonal tourism patterns in ways that are difficult to predict. If we are unable to effectively manage seasonal fluctuations or if adverse weather conditions persist, our business and financial results could be materially adversely affected.

The expansion initiatives and operational improvements described in our use of proceeds will require substantial capital investment beyond the proceeds of this offering. There can be no assurance that we will generate sufficient cash flow from operations to fund our planned growth initiatives, working capital needs, and capital expenditures. We will likely need to raise additional capital through debt or equity financings to fully execute our business plan. We do not currently have commitments for additional financing, and there can be no assurance that additional capital will be available on acceptable terms, if at all. Our ability to obtain financing will depend on numerous factors, including our operating performance, the condition of the capital markets, investor sentiment toward the hospitality industry, and our creditworthiness. If we are unable to obtain additional financing when needed, we may be required to delay, scale back, or eliminate planned expansion projects, reduce operating expenses, or pursue alternative strategies that could adversely affect our competitive position and growth prospects. Additionally, any debt financing we obtain may impose restrictive covenants that limit our operational flexibility, and any equity financing will result in dilution to existing investors.

While MAF Hospitality operates established properties, our aggressive expansion plans and significant capital investments create uncertainty regarding our future profitability and ability to generate returns for investors. The hospitality industry typically operates with relatively thin profit margins, and profitability depends on achieving and maintaining high occupancy rates, strong restaurant traffic, consistent wine sales, and effective cost management. Our planned expansion into new restaurant locations, retail operations, and a large-scale resort development will require substantial upfront investment and ongoing operating expenses before generating meaningful revenue. New properties may take considerable time to reach stabilized occupancy and profitability, if they achieve profitability at all. Construction costs, operating expenses, and competitive pressures may exceed our projections, while revenue may fall short of expectations. The capital-intensive nature of hospitality operations, combined with the execution risks associated with our expansion plans, means there is substantial uncertainty regarding whether and when investors will realize a return on their investment. Investors should be prepared for the possibility that the company may not achieve profitability or generate returns sufficient to justify the capital invested.

There is no public market for the securities being offered, and none is expected to develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or applicable state securities laws and are subject to significant restrictions on transfer. Investors will be required to hold the securities for an indefinite period and should not expect to be able to liquidate their investment or access their capital. Even after any applicable holding period expires, there may be no market for the securities, and the company is under no obligation to facilitate liquidity for investors through a listing, acquisition, or other exit event. The company's operating agreement or other governing documents may impose additional restrictions on transfer. Any attempted sale of the securities would likely need to comply with securities law exemptions and may require company consent. Investors should be prepared to hold their investment until such time, if ever, as the company is sold, conducts a public offering, or otherwise provides a liquidity event, which may not occur for many years, if at all. The illiquid nature of this investment means that investors will be unable to access their capital in the event of personal financial need or changing investment objectives.

The company will require substantial additional capital to execute its business plan and fund ongoing operations. The company may raise additional capital through the issuance of equity securities, convertible debt, or other instruments that have equity-like characteristics. Any such future financings will dilute the ownership percentage and economic interests of existing investors, potentially significantly. The company may issue securities with rights, preferences, or privileges senior to those held by current investors, which could further diminish the value of existing securities. The company may also issue securities at valuations that are lower than the valuation at which current investors are investing, resulting in immediate dilution. There are no restrictions on the company's ability to issue additional securities, and investors have no preemptive rights or other protections against dilution. Additionally, the valuation at which investors are purchasing securities may not reflect the actual value of the company or its future prospects. Valuation of private companies is inherently uncertain and subjective, and there is no assurance that the company's valuation is accurate or that future investors will ascribe similar value to the business. Investors should expect that their ownership percentage will decrease over time and that the value of their investment may be diluted through future capital raises.

An investment in MAF Hospitality securities is highly speculative and involves a high degree of risk. Investors should be prepared for the possibility of losing their entire investment. The company faces numerous risks related to execution of its business plan, market conditions, competition, and operational challenges. There is no assurance that the company will successfully implement its expansion plans, achieve profitability, generate positive cash flow, or create value for investors. The hospitality industry is capital-intensive with relatively thin margins, and the company's ambitious growth plans involve substantial execution risk. Even if the company achieves operational success, there is no guarantee that investors will realize any return on their investment or be able to recover their initial capital. The securities being offered are suitable only for investors who can afford to lose their entire investment and who understand and accept the high-risk nature of investing in an expanding hospitality business.

Dependence on Key Individuals: The business is led by Marco and Andrea Folino and a small executive team. Loss of key personnel, or inability to attract experienced leaders as we scale, could disrupt strategic direction and execution. Since future success depends on the efforts of a sm12. Dependence on Key Individuals: The business is led by Marco and Andrea Folino and a small executive team. Loss of key personnel, or inability to attract experienced leaders as we scale, could disrupt strategic direction and execution. Since future success depends on the efforts of a small management team, the loss of services of the members of our management team may have an adverse effect on the company. There can be no assurance that we will be able to attract and retain new talent required to successfully grow our business.all management team, the loss of services of the members of our management team may have an adverse effect on the company. There can be no assurance that we will be able to attract and retain new talent required to successfully grow our business.

Our business depends on a reliable supply of quality ingredients for our restaurant operations, wine production supplies and equipment, furnishings and materials for our hospitality properties, and various other goods and services. We source wine grapes, food ingredients, beverages, linens, and other supplies from multiple vendors and distributors. Disruptions in our supply chain due to supplier financial difficulties, production issues, transportation challenges, natural disasters, geopolitical events, or other factors could result in shortages, quality issues, or increased costs. The wine production process requires specialized equipment, barrels, bottles, corks, and other

materials that may have limited suppliers or long lead times. Our restaurant operations depend on consistent availability of fresh, quality ingredients, and our ability to maintain menu consistency and quality standards depends on reliable sourcing. Global supply chain disruptions, such as those experienced during the COVID-19 pandemic, could significantly impact our operations and profitability. Additionally, consolidation among suppliers or loss of key supplier relationships could reduce our negotiating leverage and increase costs. If we experience significant supply chain disruptions or are unable to source necessary materials and ingredients on acceptable terms, our operations, reputation, and financial results could be materially adversely affected.

MAF Hospitality is subject to extensive federal, state, and local regulations governing the production, distribution, sale, and marketing of alcoholic beverages, as well as regulations applicable to restaurant operations, food service, hotel accommodations, and public accommodations. Our winery operations are regulated by the Alcohol and Tobacco Tax and Trade Bureau (TTB) and Pennsylvania state alcohol control authorities, which impose requirements related to licensing, production practices, labeling, distribution, and taxation. We must maintain various licenses and permits to operate our businesses, and failure to comply with applicable regulations or maintain required licenses could result in fines, penalties, suspension of operations, or revocation of licenses. Changes to alcohol regulations, including restrictions on production, distribution channels, direct-to-consumer shipping, or marketing practices, could adversely affect our wine business. Our restaurant and hotel operations are subject to health and safety regulations, food safety requirements, building codes, fire safety standards, and accessibility requirements. We are also subject to employment and labor laws, environmental regulations, and zoning restrictions. The cost of compliance with existing and future regulations may be substantial, and regulatory changes could require modifications to our business practices or facilities. Any failure to comply with applicable regulations, or adverse changes in the regulatory environment, could have a material adverse effect on our business, reputation, and financial condition.

The hospitality industry is labor-intensive, and our business depends on our ability to attract, train, and retain qualified employees across multiple disciplines, including culinary staff, winemakers, hospitality personnel, event coordinators, and management. We currently employ a significant workforce, and our expansion plans will require substantial additional hiring. The hospitality industry has historically experienced high employee turnover rates, and competition for qualified workers can be intense, particularly for specialized positions such as experienced chefs, sommeliers, and hotel managers. Labor costs, including wages, benefits, and training expenses, represent a significant portion of our operating expenses. We are subject to federal, state, and local employment laws governing minimum wage, overtime, meal and rest breaks, workplace safety, anti-discrimination, and other employment matters. Changes to labor laws, including increases in minimum wage requirements, expanded overtime eligibility, or new employee benefits mandates, could significantly increase our labor costs. Additionally, our employees may seek to unionize, which could result in increased costs, operational constraints, and potential labor disputes. If we are unable to attract and retain qualified employees, manage labor costs effectively, or comply with applicable employment laws, our operations, service quality, and financial results could be materially adversely affected.

Our business operations increasingly depend on information technology systems for reservations, point-of-sale transactions, customer relationship management, inventory management, financial reporting, and other critical functions. We collect, store, and process personal information from customers, including names, contact information, payment card data, and reservation details. Our planned technology and infrastructure enhancements, including implementation of AI technology and new systems for tracking operations, will increase our dependence on technology and expand the volume of data we maintain. We face risks from cybersecurity threats, including data breaches, ransomware attacks, phishing schemes, and other malicious activities that could compromise our systems or result in unauthorized access to sensitive information. A significant cybersecurity incident could result in theft of customer data, financial losses, business interruptions, reputational damage, loss of customer trust, and potential liability. We are subject to data privacy laws and regulations, including requirements related to payment card industry data security standards. The cost of implementing and maintaining adequate cybersecurity measures and complying with data privacy requirements may be substantial. If we experience a cybersecurity incident or fail to adequately protect customer information, we could face regulatory penalties, litigation, remediation costs, and long-term damage to our reputation and business.

Our business is particularly vulnerable to pandemics, natural disasters, and other force majeure events that restrict travel, limit public gatherings, or disrupt normal business operations. The COVID-19 pandemic demonstrated the severe impact that public health emergencies can have on the hospitality industry, with government-mandated closures, capacity restrictions, and reduced consumer willingness to travel and dine out resulting in dramatic revenue declines across the sector. Future pandemics, disease outbreaks, or public health emergencies could similarly impact our operations. Additionally, our properties are subject to risks from natural disasters such as floods, severe storms, fires, or other catastrophic events that could damage our facilities, disrupt operations, or make our properties inaccessible to guests. Climate change may increase the frequency or severity of extreme weather events. Our wine production operations are particularly vulnerable to natural disasters affecting grape harvests. While we may maintain insurance coverage, such coverage may not be sufficient to cover all losses, and certain events may not be covered at all. Business interruption insurance may not fully compensate us for lost revenue during extended closures. Force majeure events could also impact our suppliers, employees, and customers, creating cascading effects on our business. Any significant disruption to our operations could result in substantial revenue losses and could materially adversely affect our financial condition.

The founder of MAF Hospitality has designated themselves as the lead investor who will sign agreements and make decisions on behalf of all investors participating through the special purpose vehicle (SPV). This arrangement creates a fundamental and unavoidable conflict of interest because the founder simultaneously represents the interests of the company (as its founder and presumably an officer or significant shareholder) and the interests of the investors in the SPV. These interests may not always align and may at times be directly adverse to one another. For example, decisions regarding valuation, terms of future financings, exit timing and terms, governance rights, information disclosure, and other material matters may benefit the company and founder at the expense of SPV investors, or vice versa. As the founder and company insider, the lead investor will have access to material non-public information about the company's financial condition, business prospects, challenges, and strategic plans that will not be available to other investors in the SPV. This information asymmetry means the founder will be making decisions on behalf of investors while possessing information that could materially affect the value of the investment and the appropriateness of those decisions. There is no independent third-party investor advocate or fiduciary representing the interests of crowdfunding investors. Investors should be aware that they are relying entirely on an individual whose primary loyalty and financial interest lies with the success of the company, not with maximizing returns or protecting the rights of minority investors. This structure provides no meaningful checks on potential self-dealing or decisions that favor the company over investors.

Investors in this offering will hold minority interests in MAF Hospitality and will have no ability to control or significantly influence company decisions, operations, or strategic direction. The company's management and controlling owners will have complete authority over all business decisions, including decisions regarding operations, expansion plans, capital expenditures, financing activities, acquisitions, dispositions, compensation, and whether and when to pursue a liquidity event. Investors will have no ability to elect directors, remove management, approve or reject significant transactions, or otherwise participate in company governance. The company is not required to seek or obtain investor approval for business decisions, even those that may significantly affect the value of investors' securities. Additionally, as investors in a private company, investors will have limited information rights compared to unitholders of public companies. The company is not subject to the reporting requirements of the Securities Exchange Act of 1934 and will not be required to provide the same level of financial and operational disclosure as public companies. While the company may provide periodic updates to investors, it is under no obligation to do so, and investors may have limited visibility into company performance, financial condition, or strategic developments. The lack of control and limited information rights mean that investors must rely entirely on management's judgment and have limited ability to protect their investment or influence outcomes.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: Proceeds from this capital raise will be strategically allocated to support MAF Hospitality's multi-faceted growth and operational initiatives. The targeted use of funds is as follows: Expansion of Vintner's Table Locations Funding will support site acquisition, build-out, staffing, and launch marketing for new Vintner's Table venues in high-potential markets, driving brand presence and revenue diversification. Wine Production and Distribution Capacity Funds will be invested in new bottling lines, larger fermentation tanks, and operational improvements to boost wine output and efficiency, supporting both on-site and direct-to-consumer demand. Andrea Folino Boutique Expansion Resources will be allocated to opening new retail locations, enhancing e-commerce capabilities, and launching targeted marketing initiatives to accelerate the growth of the Andrea Folino Boutique brand. Development of Tuscan-Themed Village and Resort Investment will support the planning, construction, and launch of a 40-room Tuscan-style village, spa, restaurant, and event venue at Folino Estate, enhancing the guest experience and driving destination tourism. Working Capital and Operational Reserves A portion of the raise will provide liquidity for day-to-day operations, staff training, recruitment, and marketing initiatives, maintaining flexibility to respond to market opportunities. Technology and Infrastructure Enhancements Funds will be used to upgrade to new systems for tracking food orders and waste, and to implement AI technology to optimize operations, reduce costs, and enhance the guest experience. Build-Out of High-Level Team Capital will be used for the recruitment, compensation, and retention of executive and senior management talent to drive growth, operational excellence, and strategic execution across the organization. 7.5% Wefunder fee

If we raise: **$1,200,000**

Use of Proceeds: Proceeds from this capital raise will be strategically allocated to support MAF Hospitality's multi-faceted growth and operational initiatives. The targeted use of funds is as follows: Expansion of Vintner's Table Locations

Funding will support site acquisition, build-out, staffing, and launch marketing for new Vintner's Table venues in high-potential markets, driving brand presence and revenue diversification.

Wine Production and Distribution Capacity

Funds will be invested in new bottling lines, larger fermentation tanks, and operational improvements to boost wine output and efficiency, supporting both on-site and direct-to-consumer demand.

Andrea Folino Boutique Expansion

Resources will be allocated to opening new retail locations, enhancing e-commerce capabilities, and launching targeted marketing initiatives to accelerate the growth of the Andrea Folino Boutique brand.

Development of Tuscan-Themed Village and Resort

Investment will support the planning, construction, and launch of a 40-room Tuscan-style village, spa, restaurant, and event venue at Folino Estate, enhancing the guest experience and driving destination tourism.

Working Capital and Operational Reserves

A portion of the raise will provide liquidity for day-to-day operations, staff training, recruitment, and marketing initiatives, maintaining flexibility to respond to market opportunities.

Technology and Infrastructure Enhancements

Funds will be used to upgrade to new systems for tracking food orders and waste, and to implement AI

technology to optimize operations, reduce costs, and enhance the guest experience.

Build-Out of High-Level Team

Capital will be used for the recruitment, compensation, and retention of executive and senior

management talent to drive growth, operational excellence, and strategic execution across the

organization.

7.5% Wefunder fee

Additional funds will allow us to invest further into infrastructure for existing and new locations (equipment, key hires, wine tanks, etc).

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be

released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $40,000,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

MAF Hospitality Holdings, LLC is offering up to 2,400,000 units of Series CF Preferred Units, at a price per unit of $0.50.

The campaign maximum is $1,200,000.00 and the campaign minimum is $50,000.00.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Series CF Preferred Units	2400000	0	☐
Class A Common Units	65600000	65600000	☑
Class B Common Units	20000000	0	☐
Series A Preferred Units	12000000	5360000	☐

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

In the event of any liquidation, dissolution or winding up of MAF Hospitality (or Company) (a "Liquidation"), the holders of the Series A Preferred Units will be entitled to receive from any distributions in liquidation an amount payable in cash equal to the unreturned portion of their Original Purchase Price for the Series A Preferred Units plus any accrued but unpaid Preferred Return, prior to any distribution to the Common Units. Remaining distributions in a Liquidation, if any, will be paid pro rata to members with positive balances on their capital accounts until such accounts reach zero, and then pro rata to all members based on their respective percentage interests.
The holders of the Series A Preferred Units are entitled to receive out of funds available for distribution, dividends at a rate of six percent (6%) per annum on their unreturned capital (i.e., the Original Purchase Price minus any capital previously returned), payable as, when, and if declared by the Company ("Preferred Return"). Any Preferred Return not paid annually as and when due is cumulative, but will not compound, and shall be prorated for any partial calendar year (or calendar quarter). To the extent the annual Preferred Returns have not been paid as provided above for any fiscal year and sufficient funds are available in the discretion of the Manager, tax distributions in the amount of fifteen percent (15%) of profits allocated to the investors for the applicable tax year will be made to Series A Preferred Unit holders in accordance with the LLC Agreement. All distributions made by Company will be derived solely from distributions received by Company from MAF Hospitality. Company has no other source of revenue. Investors acknowledge that there may not be sufficient cash flow available after payment of expenses and establishment of reserves to pay the Preferred Return or make tax distributions.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The rights of the Class CF non-voting preferred units being offered may be materially limited, diluted, or qualified by the rights of other classes of securities that the company has issued or may issue in the future. For example, founder and strategic investor units may have enhanced voting rights, board representation, or priority in receiving dividends and distributions, while Class CF units have no voting rights and do not receive such preferences. If the company issues additional units or securities in future fundraising rounds, including preferred units or options, the ownership percentage of existing Class CF unitholders may be diluted. Additionally, certain classes of securities may have liquidation preferences or other rights that rank senior to Class CF units, meaning those classes would be paid first in the event of a sale, merger, or liquidation. As a result, Class CF unitholders' rights and economic interests may be subordinate to those of other classes of units now or in the future.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions

in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

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22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

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23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

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24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $9,345,331.00
Outstanding principal plus interest: $9,345,331.00 as of 11/10/2026
Interest rate: 9.59% per annum
Maturity date: 12/31/2025
The Company has entered into business loan agreements for the purposes of funding operations. The interest on the notes ranged from 2.75% to 9.59%. These include contractual maturity dates ranging from being on demand to 2051. Loans payable are presented net of unamortized deferred debt issuance costs. The aggregate balance of these loans was $8,785,731 and $8,033,062 as of December 31, 2025, and 2024, respectively.

Loan
Lender: MAF Construction Mgmt LLC and Folino Capital HD1, LLC
Amount: $1,175,990.00
Outstanding principal plus interest: $1,175,990.00 as of 11/10/2026
The Company has entered into non-interest-bearing loan agreements with related parties, MAF Construction Mgmt LLC and Folino Capital HD1, to fund its operations. The loans are payable upon demand by the respective holders. $50,000 note at 8% quarterly distribution $100,000 note at 9% quarterly distribution $250,000 note at 10% quarterly distribution Essentially we would provide

investors a % return on their capital invested on a quarterly basis through a promissory note. There were three tiers that are listed above. We have since closed many of these and stopped accepting additional funds after 12/31/25. Since then, we have wiped out a significant amount of the $2,625,000 (paid them off) ($2,520,000 from Folino Capital HD1; $105,990 from MAF Construction Mgmt LLC) and there is an outstanding amount of $1,070,000.00 from Folino Capital HD1 and $105,990 from MAF Construction Mgmt LLC. These were notes payables so we have 4 year agreements with the option of a 1 year extension if needed. Many have converted over to equity raised under Reg D.

Related party
Name: MAF Construction Mgmt LLC and Folino Capital HD1, LLC
Relationship: Entities under common ownership
Amount: $2,625,990.00

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

The Company had transactions with entities under common ownership within the Folino Group related primarily to shared services, construction activities, and product distribution. These transactions were conducted in the normal course of business, are non-interest-bearing, and are reflected as receivable and payable balances as of December 31, 2025 and 2024. At December 31, 2025 and 2024, amounts due from related parties totaled $193,122 and $386,439, respectively, and amounts due to related parties totaled $2,625,990 and $2,066,095, respectively. These balances are distinct from debt arrangements. Management believes the terms of these transactions are consistent with those that would be negotiated with independent third parties.

Name: MAF Construction Mgmt LLC and Folino Capital HD1, LLC
Amount Invested: $2,625,990.00
Transaction type: Loan
Outstanding: Yes
Relationship: Entities under common ownership

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

MAF Hospitality Holdings, LLC (the "Company") functions as the legal holding parent company for a consolidated group of hospitality, dining, retail, and winery businesses based in Pennsylvania. The Company was originally incorporated in Pennsylvania on March 6, 2025, as MAF Hospitality Holdings, Inc. to serve as the group's centralized holding vehicle . On March 13, 2025, through an executed Plan of Conversion and the filing of a Certificate of Organization with the Department of State of the Commonwealth of Pennsylvania, the entity converted from a corporation to a Pennsylvania limited liability company and was renamed MAF Hospitality Holdings, LLC, with no change to the underlying ownership structure or intended business operations.

The consolidated financial statements include the accounts of MAF Hospitality Holdings, LLC and its wholly owned and majority-owned subsidiaries over which the Company has a controlling financial interest.

As of November 3, 2026, we had cash and cash equivalents of approximately $362,812.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $12,853,359 and our current and non-current liabilities, as reflected in available financial statement fields, were $14,191,423.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $401,904.

Based on our current operations, we have a monthly net cash burn of approximately $171,683.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other

short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of approximately $10,521,321 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to support MAF Hospitality's multi-faceted growth and operational initiatives. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Marco Folino, certify that:

(1) the financial statements of MAF Hospitality Holdings, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of MAF Hospitality Holdings, LLC included in this Form reflects accurately the information reported on the tax return for MAF Hospitality Holdings, LLC filed for the most recently completed fiscal year.

Marco Folino

Marco Folino
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations

under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://mafhospitality.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Maf Hospitality Subscription Agreement
- SPV Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Andrea Lyn Folino
- Marco Folino

Appendix E: Supporting Documents

- Attachment #24832
- Attachment #25065
- ttw_merged_comms
- Series Appendix — MAF Hospitality I
- Wefunder SPV, LLC Agreement

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
    Maf Hospitality Subscription Agreement
    SPV Subscription Agreement
Appendix C: Financial Statements
    Financials 1
    Financials 2
Appendix D: Director & Officer Work History
    Andrea Lyn Folino
    Marco Folino
Appendix E: Supporting Documents
    Attachment #24832
    Attachment #25065
    ttw_merged_comms
    Series Appendix — MAF Hospitality I
    Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review

is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to Wefunder Tax Service Agreement

☑ I agree to the Lead Investor Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

MAF Hospitality Holdings, LLC

By

Marco Folino

Co-Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Marco Folino

Co-Founder & CEO
11/10/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.